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                                                          OMB APPROVAL
                                               OMB Number              3235-0362
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                                               Expires:       September 30, 1998
                                               Estimated average burden
                                                 hours per response..........1.0
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FORM 5
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/ / Check this box if no           U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    McNiffe       Chris             J.           8x8, Inc. - EGHT                               Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
   2445 Mission College Blvd.                     Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------       Person (Voluntary)        March 25, 1999      ----        title ---       below)
                 (Street)                                                 -------------------               below)
   Santa Clara     California       95054                                 5. If Amendment,         Vice President Sales & Marketing
-------------------------------------------                                  Date of Original      --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check Applicable Line)
                                                                                                 X    Form Filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by More than
                                                                                                ----  One Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired(A)   5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of(D)            curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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  Common Stock                                                                           180,476(1)(2)(3)       D
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

*If the form is filed by more than one Reporting Person, see Instruction
 4(b)(v).
 (1) Includes shares acquired under the 8x8, Inc. Employee Stock Purchase Plan.

 (2) Includes 8,335 shares which may be subject to a right of repurchase in favor of 8x8, Inc. The right of repurchase lapses on a monthly basis through July 10, 1999 as long as Mr. McNiffe remains an employee or consultant of the Company.

 (3) Includes 17,939 shares which may be subject to a right of repurchase in favor of 8x8, Inc. The right of repurchase lapses on a monthly basis through June 24, 2000 as long as Mr. McNiffe remains an employee or consultant of the Company.

                                                                  SEC 2270(7-96)

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

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Employee Stock Option                                                                               Common
(right to buy)                  $6.80       9/21/98    D(4)            30,000    (5)    6/23/2007   Stock    30,000
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Employee Stock Option                                                                               Common
(right to buy)                  $3.00       9/21/98    A        30,000           (6)    6/23/2007    Stock   30,000
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Employee Stock Option                                                                                Common
(right to buy)                  $2.44      10/19/98    A        25,000           (7)    10/19/2008   Stock   25,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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                                       0                        D
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                                                                D
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                                   55,000                       D
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Explanation of Responses:

(4) Cancellation of option in connection with grant of replacement option.
(5) Vesting schedule is the same as previously reported on Form 3.
(6) The vesting schedule for the cancelled option was previously reported and the terms and conditions of the replacement option are the same as that of the cancelled option and were not amended at the time of the repricing, except (i) the excercise price shall be the fair market value of the Company's common stock on September 21, 1998 and (ii) the option will not be exercisable before
    September 21, 1999.
(7) 1/48th of the Shares vest on the last day of each full month after October 19, 1998 until all of the Shares have vested.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Chris J. McNiffe     May 5, 1999
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ---------------------------------------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, See Instruction 6 for procedure.                                            SEC 2270(7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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